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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Pope & Talbot, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

732827100

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 4 pages

13G
CUSIP No. 732827100

1.	Name of Reporting Person: Emily T. Andrews		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 667,830 shares

		6.	Shared Voting Power: 80,000 shares

		7.	Sole Dispositive Power: 667,830 shares

		8.	Shared Dispositive Power: 80,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 747,830 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.3%

12.	Type of Reporting Person: IN

Page 2 of 4 pages

Item 1.

     (a) Name of Issuer: Pope & Talbot, Inc.

     (b) Address of Issuer’s Principal Executive Offices: 1500 S.W. First Avenue Portland, OR 97201

Item 2.

     (a) Name of Person(s) Filing: Emily T. Andrews

     (b) Address of Principal Business Office or, if none, Residence: 600 Montgomery Street, 35th Floor San Francisco, CA 94111

     (c) Citizenship: U.S.A.

     (d) Title of Class of Securities: Common Stock

     (e) CUSIP Number: 732827100

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     N.A.

Item 4. Ownership

     (a) Amount beneficially owned: 747,830 shares

     (b) Percent of class: 4.3%

     (c) (i) Sole power to vote or to direct the vote: 667,830

           (ii) Shared power to vote or direct the vote: 80,000

           (iii) Sole power to dispose of or to direct the disposition of: 667,830

           (iv) Shared power to dispose of or to direct the disposition of 80,000

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company

     N.A.

Item 8. Identification and Classification of Members of the Group

     N.A.

Page 3 of 4 pages

Item 9. Notice of Dissolution of Group

     N.A.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2004

/s/ Emily T. Andrews Emily T. Andrews

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 100

Page 4 of 4 pages